Exhibit 99.1

NICE Named to Prestigious IDC Annual FinTech Ranking of Top 100
Global Providers

NICE is recognized for successfully employing a targeted strategy around cloud, platform and next-gen digital in support of the financial services industry

Hoboken, NJ, October 18, 2022 – NICE (Nasdaq: NICE) announced that it has been ranked #25 on the 2022 IDC FinTech Rankings. The 19th annual vendor ranking represents the leading hardware, software, and service providers to the financial services industry from around the world. Vendors are ranked based on 2021 calendar year revenues attributed to financial services and FinTech industries. These providers supply the technological backbone of the financial services industry, an industry in which IDC forecasts worldwide spending on IT across the globe to be $590 billion (USD) by 2025.

NICE was also designated as a Fast Track FinTech for its rapid rise in the rankings year over year, moving from position 35 in the 2021 Annual FinTech Ranking to its 2022 position of number 25.

“NICE has successfully employed a targeted strategy around cloud, platform and next-gen digital, delivering cutting edge technology and solutions to the financial services industry sector and remains dedicated to the harmonization of these three elements. The financial services industry continues to embrace NICE’s leading digital and cloud solutions,” said Barak Eilam, CEO of NICE.

Eilam continued, “As the 2022 IDC FinTech Ranking denotes, our industry-leading growth and profitability clearly distinguishes NICE above our competitors in a rapidly evolving industry.”

To thrive in a digital economy, financial services organizations must embrace and integrate innovative technology effectively to enhance the customer experience and achieve operational excellence. The vendors featured on the IDC FinTech Rankings represent those providers committed to helping financial institutions successfully execute their digital transformation initiatives for the betterment of their customers around the world.

IDC Financial Insights publishes a comprehensive report about the year's findings that is available to view or download from http://www.idc-fi.com. For more information about the rankings, visit http://www.idc-fi.com or on Twitter @IDC and look for #IDCFinTechRankings.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1-646-408-5896, Cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.